SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Searchlight Minerals Corp.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

812224202
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
17,324,992 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
17,324,992

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,324,992

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
27,358 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
27,358

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,358

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
4,674,404 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
4,674,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,674,404

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
6,856,068 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
6,856,068

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,856,068

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
6,856,068 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
6,856,068

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,856,068

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,376,135 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,376,135

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,376,135

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,376,135 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,376,135

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,376,135

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
31,283,817 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
31,283,817

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,283,817

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
31,283,817 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
31,283,817

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,283,817

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
30,258,957 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
30,258,957

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,258,957

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.3%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
31,283,817 (See Items 5(b) and 6 regarding the Voting Agreement)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
31,283,817

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,283,817

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14.	TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.                      Security and Issuer.

This statement relates to the shares of common stock, $.001 par value, ("Common Stock") of Searchlight Minerals Corp.  (the "Issuer").  The Issuer's principal executive office is located at #120 – 2441 West Horizon Ridge Pkwy., Henderson, Nevada 89052

ITEM 2.                      Identity and Background.

(a)-(c) and (f)  The names of the persons filing this statement on Schedule 13D are (collectively, the “Reporting Persons”):

•	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);

•	Luxor Spectrum, LLC, a Delaware limited liability company (the “Spectrum Onshore Fund”);

•	Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”);

•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”);

•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);

•	Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited Partnership (the “Spectrum Offshore Master Fund”);

•	Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Offshore Feeder Fund”);

•	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);

•	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”);

•	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”); and

•	Christian Leone, a United States citizen (“Mr. Leone”).

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund (collectively, the “Funds”) and to an account it separately manages (the “Separately Managed Account”).  The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, and the Spectrum Offshore Master Fund is a subsidiary of the Spectrum Offshore Feeder Fund.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the managing member of the Spectrum Onshore Fund.  Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Funds and the Separately Managed Account.  LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

The business address of each of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.

The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Luxor Capital Group is providing investment management services.

The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.

The principal business of LCG Holdings is serving as the general partner or managing member of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings. Mr. Leone is a U.S. citizen.

The Directors and Executive Officers of the Offshore Feeder Fund and the Spectrum Offshore Feeder Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d)           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

A total of $27,302,995 was paid to acquire the shares of Common Stock reported as beneficially owned by the Reporting Persons herein, including the warrants and convertible notes described below.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the Separately Managed Account and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 4.                      Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Michael W. Conboy, an employee of Luxor Capital Group, is a member of the Issuer’s Board of Directors.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own:

(i) The Onshore Fund individually beneficially owns 17,324,992 shares of Common Stock representing 11.8% of all of the outstanding shares of Common Stock.  The 17,324,992 shares consist of: (A) 7,586,225 shares of Common Stock, (B) Warrants expiring on November 12, 2013 (“2013 Warrants”) exercisable for 2,733,533 shares of Common Stock, (C) Warrants expiring on June 1, 2015 (“2015 Warrants”) exercisable for 1,511,109 shares of Common Stock, (D) Convertible Notes maturing September 18, 2013 (the “Convertible Notes”) convertible into 4,777,500 shares of Common Stock and (E) the right to acquire additional Convertible Notes convertible into 716,625 shares of Common Stock, which is exercisable until five business days prior to September 18, 2014.

(ii) The Spectrum Onshore Fund individually beneficially owns 27,358 shares of Common Stock representing less than 0.1% of all of the outstanding shares of Common Stock.  The 27,358 shares consist of 2013 Warrants exercisable for 27,358 shares of Common Stock.

(iii) The Wavefront Fund individually beneficially owns 4,674,404 shares of Common Stock representing 3.4% of all of the outstanding shares of Common Stock.  The 4,674,404 shares consist of: (A) 2,400,138 shares of Common Stock, and (B) 2015 Warrants exercisable for 488,891 shares of Common Stock, (C) Convertible Notes convertible into 1,525,500 shares of Common Stock and (D) the right to acquire additional Convertible Notes convertible into 232,875 shares of Common Stock, which is exercisable until five business days prior to September 18, 2014.

(iv) The Offshore Master Fund individually beneficially owns 6,856,068 shares of Common Stock representing 5.0% of all of the outstanding shares of Common Stock.  The 6,856,068 shares consist of: (A) 5,638,840 shares of Common Stock, and (B) 2013 Warrants exercisable for 1,217,228 shares of Common Stock.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Master Fund.

(v) The Spectrum Offshore Master Fund individually beneficially owns 1,376,135 shares of Common Stock representing 1.0% of all of the outstanding shares of Common Stock.  The 1,376,135 shares consist of: (A) 1,139,334 shares of Common Stock, and (B) 2013 Warrants exercisable for 236,801 shares of Common Stock.  The Spectrum Offshore Feeder Fund, as the owner of a controlling interest in the Spectrum Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Spectrum Offshore Master Fund.

(vi) Luxor Capital Group, as the investment manager of the Funds, may be deemed to beneficially own the 30,258,957 shares of Common Stock beneficially owned by them, and an additional 1,024,860 shares of Common Stock held in the Separately Managed Accounts, representing 20.9% of all of the outstanding shares of Common Stock.

(vii) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the 31,283,817 shares of Common Stock beneficially owned by Luxor Capital Group, representing 20.9% of all of the outstanding shares of Common Stock.

(viii) LCG Holdings may be deemed to be the beneficial owner of the 30,258,957 shares of Common Stock beneficially owned by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund, representing 20.3% of all of the outstanding shares of Common Stock.

(ix) Mr. Leone may be deemed to be the beneficial owner of the 30,258,957 shares of Common Stock beneficially owned by LCG Holdings.

(x) Collectively, the Reporting Persons beneficially own 31,283,817 shares of Common Stock representing 20.9% of all of the outstanding shares of Common Stock.

The above percentages are based on the 135,768,318 shares of Common Stock outstanding as of August 12, 2013, as set forth in the Form 10-Q for the quarter ended June 30, 2013 filed by the Issuer on August 13, 2013, taking into account any Warrants and Convertible Notes owned by a Reporting Person, as applicable.

(b)           Subject to the terms of the Voting Agreement (as defined below) as described below:

The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 17,324,992 shares of Common Stock individually beneficially owned by the Onshore Fund, subject to the limitation set forth below.

The Spectrum Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 27,358 shares of Common Stock individually beneficially owned by the Spectrum Onshore Fund, subject to the limitation set forth below.

The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,674,404 shares of Common Stock individually beneficially owned by the Wavefront Fund, subject to the limitation set forth below.

The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 6,856,068 shares of Common Stock individually beneficially owned by the Offshore Master Fund, subject to the limitation set forth below.

The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,376,135 shares of Common Stock individually beneficially owned by the Spectrum Offshore Master Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,024,860 shares of Common Stock held in the Separately Managed Account.

Pursuant to the terms of the Voting Agreement, the Reporting Persons have granted the Company a proxy to vote their shares to the extent that the number of issued and outstanding shares of Common Stock held by them, exceeds 19.5% of the issued and outstanding shares of Common Stock (without giving effect to any warrants or other rights to purchase shares of Common Stock).

(c)           Except for the private placement effected on September 18, 2013 which is described in Item 6 below, there have been no transactions effected by the Reporting Persons during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 18, 2013, the Issuer completed a private placement of Convertible Notes to the Onshore Fund, the Wavefront Fund and the Separately Managed Accounts (the “Note Purchasers”) (the “Note Sale”).  In the Note Sale the Note Purchasers purchased Convertible Notes in the principal amount of $2,600,000, for the purchase price of $2,600,000, pursuant to a Secured Convertible Note Purchase Agreement, dated September 18, 2013 (the “Note Purchase Agreement”).  The Convertible Notes are convertible into shares of Common Stock at the conversion price of $0.40.  The Convertible Notes contain anti-dilution rights.  The Note Purchase Agreement contains representations and warranties that are customary for transaction of the type contemplated in connection with the Note Sale.

Pursuant to the terms of the Note Purchase Agreement, the Note Purchasers have been granted the option, exercisable until five business days prior to September 18, 2014, to purchase up to 15% of the principal amount of Convertible Notes purchased at the closing of the Note Sale on September 18, 2013.

The Convertible Notes are (i) guaranteed by two wholly-owned subsidiaries of the Issuer (the “Subsidiary Guarantors”) pursuant to the terms of subsidiary guaranties (the “Subsidiary Guaranties”); (ii) secured by certain collateral of the Issuer and the Subsidiary Guarantors pursuant to a Pledge and Security Agreement (the “Security Agreement”); and (iii) secured by deeds of trust with respect to property located in Arizona and Nevada by the Subsidiary Guarantors owned such properties (the “Deeds and Trust”).

Pursuant to the registration rights agreement (the “Note Share Registration Rights Agreement”), the Issuer agreed to file a registration statement covering the resale of the shares of Common Stock issuable upon conversion of the Convertible Notes.  The issuer also agreed to file and keep continuously effective such additional registration statements until all of the shares of Common Stock registered thereunder have been sold or may be sold without volume restrictions pursuant to Rule 144 of the Securities Act.  The Note Purchasers will also be granted piggyback registration rights with respect to such shares.  Pursuant to the Note Shares Registration Rights Agreement, the Issuer must pay certain partial liquidated damages to the Note Purchasers if the registration statement is not filed with, or declared effective by, the Securities and Exchange Commission (“SEC”) within certain prescribed periods.

In connection with the Note Sale, the Issuer’s board of directors agreed to waive certain provisions of the Rights Agreement, dated August 24, 2009 (the “Rights Agreement”), with respect to the Reporting Persons.  In connection with the Rights Agreement, the Board of Directors previously declared a dividend of one common share purchase right for each outstanding share of the common stock.  The rights become exercisable, under certain circumstances, in the event that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of the common stock (an “acquiring person”).  In connection with the Note Sale, the Issuer agreed to waive the 17.5% limitations currently in the Rights Agreement with respect to the Reporting Persons, and allow the Reporting Persons to become the beneficial owners of up to 22% of the shares of the Issuer’s common stock, without being deemed to be an “acquiring person” under the Rights Agreement.

Further, in connection with the Note Sale, the Company and the Reporting Persons amended a Voting Agreement and Irrevocable Proxy Coupled with Interest (the “Voting Agreement”) previously entered into with the Issuer on June 7, 2012.  Pursuant to the Voting Agreement, the Reporting Persons retained the right to vote, in the aggregate, up to that number of issued and outstanding shares of Company common stock which are equal to or less than 15% of the issued and outstanding shares of the common stock, and were required to vote all issued and outstanding shares of common stock in excess of 15% as instructed by our Board of Directors (the “Voting Threshold”).  On September 18, 2013, the Company and the reporting persons amended the Voting Agreement to raise the Voting Threshold from 15% to 19.5%.  All the other terms, provisions and conditions of the Voting Agreement remain in full force and effect.  The provisions of the Voting Agreement, as amended, extend to any account managed by Luxor Capital Group or its affiliates, which becomes an owner of any shares of the common stock.  However, if any shares of common stock or warrants (or other rights to acquire shares of common stock) are transferred, so that Luxor Capital Group or its affiliates are no longer the beneficial owners, the Voting Agreement will terminate as to such securities (unless beneficial ownership is reacquired by Luxor Capital Group or its affiliates, in which case, such reacquired shares will become subject to the Voting Agreement).

The foregoing descriptions of the Note Purchase Agreement, Convertible Notes, Note Share Registration Rights Agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by the complete text of such documents, filed as Exhibits to the Issuer’s Report on Form 8-K filed with the SEC on September 24, 2013.

On June 7, 2012, the Issuer completed a private placement (the “Offering”) of shares of Common Stock to the Reporting Persons.  In the Offering, the Reporting Persons purchased 4,500,000 shares of Common Stock at a purchase price of $0.90 per share.  In connection with the Offering, the Reporting Persons and the Issuer entered into a securities purchase agreement (the “Purchase Agreement”), and a registration rights agreement (the “Registration Rights Agreement”), each dated June 7, 2012.  The Purchase Agreement contains representations and warranties that are customary for transactions of the type contemplated in connection with the Offering.

Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement covering the resale of the shares of Common Stock issued in the Offering. The Issuer also agreed to file and keep continuously effective such additional registration statements until all of the shares of Common Stock registered thereunder have been sold or may be sold without volume restrictions pursuant to Rule 144 of the Securities Act. The Reporting Persons will also be granted piggyback registration rights with respect to such shares.  Pursuant to the Registration Rights Agreement, the Issuer must pay the Reporting Persons certain partial liquidated damages to the Common Stock Purchasers if the registration statement is not filed with, or declared effective by, the SEC within certain prescribed periods.

In connection with the Offering, the Issuer agreed to waive certain provisions of the Rights Agreement, with respect to the Reporting Persons. In connection with the Rights Agreement, the Issuer agreed to waive the 15% limitations previously in the Rights Agreements with respect to the Reporting Persons, and to allow the Reporting Persons to become the beneficial owners of up to 17.5% of the shares of the Common Stock, without being deemed to be an “acquiring person” under the Rights Agreement.

In connection with the Offering, the Common Stock Purchasers and Issuer entered into a certain Voting Agreement and Irrevocable Proxy Coupled with Interest (the “Original Voting Agreement”).  Pursuant to the Original Voting Agreement, the Reporting Persons have agreed to grant a proxy to the Issuer to vote their shares to the extent that the number of issued and outstanding shares of Common Stock held by them, in the aggregate, is greater than 15% of the issued and outstanding shares of Common Stock (without giving effect to any warrants or other rights to purchase share of Common Stock), as of the record date for any matter at which the vote, consent (including a written consent in lieu of a meeting), agreement or other approval of the stockholders of the Issuer is sought. The irrevocable proxy and power of attorney granted under the Original Voting Agreement will terminate on the earliest to occur of (i) June 7, 2019, (ii) the sale of all or substantially all of the assets of the Issuer or the consolidation or merger of the Issuer with or into any other business entity pursuant to which stockholders of the Issuer prior to such consolidation or merger hold less than 50% of the voting equity of the surviving or resulting entity, (iii) the liquidation, dissolution or winding up of the business operations of the Issuer and (iv) the filing or consent to filing of any bankruptcy, insolvency or reorganization case or proceeding involving the Issuer or otherwise seeking any relief under any laws relating to relief from debts or protection of debtors generally.

Additionally, the Reporting Persons waived certain anti-dilution rights they hold in connection with the transactions contemplated by the Offering.

The descriptions of the Purchase Agreement, the Registration Rights Agreement and the  Original Voting Agreement are not intended to be complete and are qualified in their entirety by the text of such agreements, filed as Exhibits to the Issuer’s Report on Form 8-K filed with the SEC on June 11, 2012.  The description of the Rights Agreement is not intended to be complete and is qualified in its entirety by the text of such agreement, filed as Exhibit 4.1 to the Issuer’s registration statement on Form 8-A filed with the SEC on August 25, 2009.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Fund

Exhibit B - Joint Filing Agreement

Exhibit C – Power of Attorney

Exhibit D – Note Purchase Agreement, dated as of September 18, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K, filed with the SEC on September 24, 2013)

Exhibit E – Form of Convertible Note (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 24, 2013

Exhibit F – Registration Rights Agreement, dated as of September 18, 2013 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on September 24, 2013

Exhibit G – First Amendment to Voting Agreement, effective September 18, 2013 (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 24, 2013)

Exhibit H – Stock Purchase Agreement, dated as of June 7, 2012 (incorporated by reference to Item 10.1 to the Issuer’s Form 8-K filed with the SEC on June 11, 2012

Exhibit I – Registration Rights Agreement, dated as of June 7, 2012 (incorporated by reference to Item 10.1 to the Issuer’s Form 8-K filed with the SEC on June 11, 2012 (incorporated by reference to Item 10.2 to the Issuer’s Form 8-K filed with the SEC on June 11, 2012

Exhibit J – Voting Agreement, dated as of June 7, 2012 (incorporated by reference to Item 10.3 to the Issuer’s Form 8-K filed with the SEC on June 11, 2012

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 30, 2013

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM, LLC
By: LCG Holdings, LLC, as Managing Member

By: /s/ Norris Nissim
                           Norris Nissim,
                          General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
                           Norris Nissim,
                          General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
                            Norris Nissim,
                           General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
                            Norris Nissim,
                           General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
                            Norris Nissim,
                           General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
                            Norris Nissim,
                           General Counsel

LCG HOLDINGS, LLC

By:  /s/ Norris Nissim
             Norris Nissim,
             General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
            Norris Nissim,
            General Counsel

/s/ Adam Miller
     Adam Miller, as Agent
     For Christian Leone

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD. AND LUXOR SPECTRUM OFFSHORE, LTD.

1.            Don M. Seymour
dms Management Ltd.
P.O. Box 31910 SMB
British American Centre, Tower 3
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands

Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.            Alasdair Foster
Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

Mr. Foster is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.            Christian Leone (See Item 2)

EXHIBIT B
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Searchlight Minerals Corp. dated as of September 30, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: September 30, 2013

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
                            Norris Nissim,
                           General Counsel

LUXOR SPECTRUM, LLC
By: LCG Holdings, LLC, as Managing Member

By: /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
                            Norris Nissim,
                           General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
                            Norris Nissim,
                           General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
                            Norris Nissim,
                           General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
            Norris Nissim,
            General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
            Norris Nissim,
            General Counsel

/s/ Adam Miller
     Adam Miller, as Agent
     For Christian Leone

EXHIBIT C
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/ Christian Leone
Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK    )
:  ss.:
COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Michael J. Sadler
     Notary Public

[Notary Stamp and Seal]